Exhibit (a)(9)
Form of Reminder of Expiration Date
REMINDER
DEADLINE: 11:59 P.M. Central Time, July 6, 2007
To all Employees Eligible to Participate in the Offer to Amend or Replace Eligible Options:
As a reminder, 11:59 p.m. Central Time on July 6, 2007 is presently the deadline for you to tender your Eligible Options for amendment or replacement pursuant to the offer (the “Offer”) made by Cyberonics, Inc. to amend or replace those options as set forth in the Offer to Amend or Replace Eligible Options dated June 7, 2007 (the “Offer to Amend or Replace”). The Offer to Amend or Replace is located on the Cybernet under “Tender Offer” and you may obtain a printed copy of that document by contacting Tabetha L. Yllander at (281) 727-2648 or tenderoffer@cyberonics.com.
If you decide to tender your Eligible Options for amendment or replacement, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not tender your Eligible Options, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code, if you are to avoid any potential adverse tax consequences with respect to those options. Those adverse tax consequences are described in the Offer to Amend or Replace. You will be solely responsible for any tax penalties, interest payments or other liabilities you incur under Section 409A (or state tax laws) with respect to any Eligible Options you do not tender for amendment or replacement pursuant to the Offer.
This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have previously submitted your Letter of Transmittal.